SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25

                                          Commission File Number 0-21739
                                                                 -------

                          NOTIFICATION OF LATE FILING


      (Check One): [ ] Form 10-K [ ] Form 11-K [ ] Form 20F [X] Form 10-Q
[ ] Form N-SAR
      For Period Ended: SEPTEMBER 30, 1997
                        ------------------
[ ]  Transition  Report  on Form  10-K
[ ]  Transition  Report  on Form 10-Q
[ ]  Transition  Report  on  Form  20-F
[ ]  Transition  Report  on  Form  N-SAR
[ ]  Transition Report on Form 11-K

      For the Transition Period Ended:_________________________________________

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
     TYPE.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
========================================================================


                                    PART I
                            Registrant Information

Full name of registrant: GENETIC VECTORS, INC.
                         ---------------------

Former name if applicable: N/A
                           ---

Address of principal executive office (Street and number)
                              5201 N.W. 77TH AVENUE, SUITE 100
                              --------------------------------
City, state and zip code      MIAMI, FLORIDA 33166
                              --------------------


                                    PART II
                           Rule 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                   PART III
                                  Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant completed an initial public offering on December 26, 1996. In connection with this offering the Registrant became subject to the reporting requirements of the Securities Exchange Act of 1934. Until the three month period ended September 30, 1997, the Registrant had reported no revenues or costs of goods sold, as the Registrant had been a development stage company. During this period, the Registrant began making the transition to an operating company and has begun selling products on a limited basis. This transition to an operating company placed an additional burden on the Registrant's existing accounting system. As a result, the Registrant was required to hire a new bookkeeper and to implement a new accounting system, both of which the Registrant believes will allow it to more efficiently meet its accounting needs during and after this transitional phase. The Registrant generated a minimal amount of sales revenues (resulting from preliminary sales to customers who will evaluate the product) during the quarterly period under review. To ensure full disclosure and to ensure that all relevant information is provided, the Registrant has determined that it will provide both a Management's Discussion and Analysis and a Management's Plan of Operation in its Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997. This is necessary to accurately reflect the Registrant's condition. The development of these sections is, however, dependent on financial information, and accordingly has been subjected to delays because of the situations described above. To ensure the integrity of the new accounting system, the Registrant respectfully requests an extension of the filing date for its quarterly report on Form 10-QSB for the quarter ending September 30, 1997.

                                    PART IV
                              Other Information

      1. Name and  telephone  number of  person to  contact  in regard to this
notification:  Mead M. McCabe, Jr.       (305)                 716-0000
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                  (Name)            (Area code)       (Telephone number)

      2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                [X]  Yes  [ ] No

      3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [X]  Yes  [ ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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




                           GENETIC VECTORS, INC.
                           ---------------------
                 (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  November 13, 1997     By /S/ MEAD M. MCCABE, JR.
                                -----------------------
                                   Printed Name:  MEAD M. MCCABE, JR., PRESIDENT



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         EXPLANATION OF ANTICIPATED CHANGES IN RESULTS OF OPERATIONS

      The following explanation of significant changes in results of operation from the corresponding period for the last fiscal year is preliminary and subject to adjustment by the Registrant and its Audit Committee. Moreover, a more thorough discussion of the results of operations will be provided in the Registrant's third quarter 10-QSB to be filed on or before November 19, 1997.

      The Registrant anticipates revenues of $11,552 in the nine month period ending September 30, 1997. This amount was attributable to the preliminary launch of its EpiDNA product line, representing the purchase of product samples by the purchasers primarily for evaluation purposes. The Registrant's costs of goods sold was $6,000, leaving a gross profit of $5,552. All of the Registrant's revenues and costs of goods sold occurred in the third quarter. The Registrant reported no sales or costs of goods sold in the nine month period ending September 30, 1996. As a result, no meaningful comparison to this prior period can be made.

      The Registrant believes research and development expenses for the nine month period ending September 30, 1997 increased $331,443 or 633% over the comparable period in the prior year. For the three month period ending September 30, 1997, research and development expenses increased $39,762 or 76% over the comparable period in the prior year. The increase was largely attributable to accelerated product improvement efforts on EpiDNA Picogram Assay kits and development efforts on the core labeling technology and the yeast identification project.

      The Registrant believes selling and administrative expenses for the nine month period ending September 30, 1997 increased $1,028,666 or 852% over the comparable period in the prior year. For the three month period ending September 30, 1997, such expenses increased $349,053 or 388% due mainly to the expenses incurred in beginning operations and implementing the Registrant's preliminary product launch.

      As a result of the increases in research and development and selling and administrative expenses, total operating expenses for the nine month period ending September 30, 1997 increased $1,398,590 or 799% over the comparable period in the prior year. For the three month period ending September 30, 1997, total operating expenses increased $422,640 or 294% over the comparable period in the prior year. Increases in these expenses caused a corresponding increase in the Registrant's loss from operations in the nine and three month periods ending September 30, 1997.

      The Registrant had other income of $175,052 and $120,605 for the nine and three month periods ending September 30, 1997, respectively. This other income was attributable to interest earned on certificates of deposit and money market accounts.

      The Registrant's net loss for the nine month period ending September 30, 1997 was $1,393,131 (or $.60 per share), an increase of $1,217,986 or 695% over the comparable period in the prior year. For the three month period ending September 30, 1997, the Registrant's net loss was $440,126 (or $.19 per share), an increase of $296,483 or 206% over the comparable period in the prior year.



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